82-34640

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

03003816

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

5 February 2003

RECEIVED
FEB 12 2003
181

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 20th January 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

5th February 2003 - Holding in Company

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 2/12

LSE / SecExch: SecExch 050203

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	10:02 5 Feb 2003
Number	0786H

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

Legal and General Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945
276,700 shares

HSBC Global Custody Nominee (UK) Ltd A/C 775180
400,000 shares

HSBC Global Custody Nominee (UK) Ltd A/C 886603
5,787,800 shares

HSBC Global Custody Nominee (UK) Ltd A/C 775245
9,762,146 shares

HSBC Global Custody Nominee (UK) Ltd A/C 130007
382,900 shares

HSBC Global Custody Nominee (UK) Ltd A/C 770286
900,000 shares

HSBC Global Custody Nominee (UK) Ltd A/C 357206
41,493,315 shares

HSBC Global Custody Nominee (UK) Ltd A/C 866203
2,343,963 shares

HSBC Global Custody Nominee (UK) Ltd A/C 916681
89,689 shares

HSBC Global Custody Nominee (UK) Ltd A/C 754612
2,056,000 shares

HSBC Global Custody Nominee (UK) Ltd A/C 282605
3,180,000 shares

HSBC Global Custody Nominee (UK) Ltd A/C 360509
2,180,671 shares

HSBC Global Custody Nominee (UK) Ltd A/C 766793
74,920 shares

5) Number of shares/amount of stock acquired

3,180,000

6) Percentage of issued class

0.18%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

31st January 2003

11) Date company informed

4th February 2003

12) Total holding following this notification

68,928,104

13) Total percentage holding of issued class following this notification

4.00%

14) Any additional information

Not subject to a concert party

15) Name of contact and telephone number for queries

Diana Monger 01306 653026

16) Name and signature of authorised company official responsible for making this notification

Date of notification 5th February 2003

END